Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (Three Months Ended March 31, 2004)

	Ch$ millions		US$ millions (1)
	Q1'04	Q1'03	Q1'04	Q1'03	% Change

Net sales	110,293	100,007	178.9	162.2	10.3%

Cost of goods sold	(48,033)	(47,582)	(77.9)	(77.2)	0.9%
% of sales	43.6%	47.6%	43.6%	47.6%

Gross profit	62,260	52,425	101.0	85.0	18.8%
% of sales	56.4%	52.4%	56.4%	52.4%

SG&A	(39,046)	(37,081)	(63.3)	(60.2)	5.3%
% of sales	35.4%	37.1%	35.4%	37.1%

Operating income	23,214	15,344	37.7	24.9	51.3%
% of sales	21.0%	15.3%	21.0%	15.3%

Non-operating results
Financial income	578	658	0.9	1.1	-12.2%
Equity in NI of rel. companies	(12)	19,933	(0.0)	32.3	NM
Other non-operating income	280	266	0.5	0.4	5.2%
Amortization of goodwill	(563)	(617)	(0.9)	(1.0)	-8.6%
Interest expense	(1,707)	(933)	(2.8)	(1.5)	82.9%
Other non-operating expenses	(173)	(216)	(0.3)	(0.4)	-20.2%
Price level restatement	(154)	1,178	(0.2)	1.9	NM
Currency exchange result	(273)	(28)	(0.4)	(0.0)	862.1%
Total	(2,024)	20,240	(3.3)	32.8	NM

Income before taxes	21,190	35,584	34.4	57.7	-40.5%
Income taxes	(4,888)	(2,634)	(7.9)	(4.3)	85.6%
Tax rate	23.1%	7.4%	23.1%	7.4%

Minority interest	(11)	(317)	(0.0)	(0.5)	96.7%

Amort. of negative goodwill	11	13	0.02	0.02	-15.7%

Net income	16,302	32,645	26.4	53.0	-50.1%
% of sales	14.8%	32.6%	14.8%	32.6%

Earnings per share	51.18	102.50	0.08	0.17	-50.1%
Earnings per ADR	255.92	512.48	0.42	0.83

Weighted avg. shares (millions)	318.5	318.5	318.5	318.5

Depreciation	9,585	10,492	15.6	17.0	-8.6%
Amortization	439	421	0.7	0.7	4.3%
EBITDA	33,239	26,257	53.9	42.6	26.6%
% of sales	30.1%	26.3%	30.1%	26.3%

Capital expenditures	6,614	3,729	10.7	6.0	77.4%

(1) Exchange rate: US$ 1.00 = Ch$ 616,41